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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PXP Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (860)403-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn H. Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PXP Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenn H. Pease
Signature

Vice President, Finance
Title

Lynn M. Kochanski
Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
PXP Securities Corp.:

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PXP Securities Corp. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2006) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

February 26, 2007

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 146,531
Receivables from related parties	6,656
Deposits with clearing firms	114,312
Prepaid expenses	5,568
Deferred taxes	73,439
Total assets	$ 346,506

Liabilities and Shareholder's Equity

Commissions payable	$ 6,401
Payables to related parties	12,000
Total liabilities	18,401
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	
Additional paid-in capital	370,340
Accumulated deficit	(42,235)
Total shareholder's equity	328,105
Total liabilities and shareholder's equity	$ 346,506

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2006

Operating Revenues	
Commissions	$ 518,322
Dividends and interest	5,245
Total operating revenues	523,567
Operating Expenses	
Commissions and clearance costs	386,785
Professional fees	30,000
Other operating expenses	120,977
Total operating expenses	537,762
Loss before income taxes	(14,195)
Benefit for income taxes	(4,707)
Net loss	$ (9,488)

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2006

	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholder's Equity
Balances at December 31, 2004	$ 470,340	$ 643,198	$ 1,113,538
Net loss		(275,945)	(275,945)
Dividends to parent		(400,000)	(400,000)
Capital distributions to parent	(100,000)		(100,000)
Balances at December 31, 2005	$ 370,340	$ (32,747)	$ 337,593
Net loss		(9,488)	(9,488)
Balances at December 31, 2006	$ 370,340	$ (42,235)	$ 328,105

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (9,488)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred taxes	23,217
Changes in operating assets and liabilities:	
Commissions receivable	34,341
Payables to related parties	(87,340)
Deposits with clearing firms	(5,245)
Prepaid expenses and other assets	(308)
Receivables from related parties	61,975
Net cash provided by operating activities	17,152
Net increase in cash and cash equivalents	17,152
Cash and cash equivalents, beginning of year	129,379
Cash and cash equivalents, end of year	$ 146,531

Supplemental cash flow information:	
Federal taxes refund	$ (92,049)
State taxes paid	2,150
Income taxes paid, net	$ (89,899)

The accompanying notes are an integral part of these financial statements.

1. Operations

PXP Securities Corp. (PSC), a broker-dealer registered under the Securities Exchange Act of 1934, as amended, provides trading services exclusively for an affiliated investment advisor and its clients. PSC is the introducing broker in relationships with unaffiliated firms that act as the clearing brokers.

PSC is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

PSC's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks.

Revenue and Expense Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Commissions and clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis.

Income Taxes

PSC accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended. The statement requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on measurement and classification of taxes and introduces new disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2006. PSC expects the impact of FIN 48 to be immaterial to the financial position and results of the operations.

PSC files as a part of the PNX consolidated federal income tax return and is included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PSC also files separate tax returns for all states where appropriate. PSC is a party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

3. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2006 are as follows:

Current	
Federal	$ (28,329)
State and local	405
Total current tax benefit	(27,924)
Deferred	23,217
Total income tax benefit	$ (4,707)

The deferred tax effects of temporary differences are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 98,928
Valuation Allowance	(25,489)
Total deferred tax assets	$ 73,439

PSC has a federal net operating loss carryforward of $209,826 scheduled to expire between 2025 and 2026. PSC also has state net operating loss carryforwards of $339,853 that are scheduled to expire in 2025. A valuation allowance has been established to reduce the carrying amount of the deferred income tax assets related to the state net operating loss carryforwards to the amount that is expected to be realized.

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax benefit recognized in the Statement of Income for the year ended December 31, 2006:

Statutory rate	35.0%
State provision	(1.9)
Effective income tax rate	33.1%

4. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PSC is subject to certain rules regarding minimum net capital. PSC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PSC as of December 31, 2006 are as follows:

Aggregate indebtedness	$ 66,722
Net capital	189,121
Ratio of aggregate indebtedness to net capital	.4 to 1

At December 31, 2006, PSC's minimum required net capital is $25,000 based on its aggregate indebtedness. PSC, as an introducing broker, clears all trades with and for customers on a fully disclosed basis with a clearing broker that carries all of the customers' accounts. Accordingly, PSC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph k(2)(ii) of such rule.

5. Other Related Party Transactions

Intercompany Agreements

PSC is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, in 2006 PSC was allocated $112,000 of expenses.

Related party receivables and payables are reviewed monthly and settled to the extent cash is available.

Receivables from Related Parties

Receivables from related parties as of December 31, 2006 consist entirely of tax sharing with PNX and PXP.

Payables to Related Parties

Payables to related parties as of December 31, 2006 consist of $12,000 payable to PXP.

6. Commitments and Contingencies

PSC clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between PSC and the clearing brokers, the clearing brokers have the right to charge PSC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge PSC has no maximum amount and applies to all trades executed through the clearing brokers, PSC believes there is no maximum amount assignable to this right. PSC believes that since it only trades with customer invested funds, the risk of loss is remote. PSC made no payments to clearing brokers related to this guarantee in 2006, and has recorded no liabilities with regard to the commitment as of December 31, 2006.

In addition, PSC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. PSC monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the ordinary course of business, PSC may also enter into contracts with other third parties pursuant to which the third parties provide services on behalf of PSC or PSC provides services on behalf of the third parties. In certain circumstances, PSC may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PSC made no payments to third parties in 2006, and has recorded no liabilities with regard to commitments as of December 31, 2006. PSC believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

PXP Securities Corp. | **Schedule I**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Computation of Net Capital Under Rule 15c3-1 | **Additional Information**
December 31, 2006

Net Capital		
Total shareholder's equity		$ 328,105
Less nonallowable assets:		
Receivables from related parties	$ 54,977	
Prepaid expenses and other	79,007	
Excess deductible	5,000	138,984
Net capital before specific reduction in the market value of securities		189,121
Less securities haircuts pursuant to Rule 15c3-1		--
Net capital		$ 189,121
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 18,401
Difference resulting from offsetting various liability accounts against related assets		48,321
Aggregate indebtedness		$ 66,722
Minimum net capital required to be maintained (greater of 6-2/3% of $66,722 or $25,000)		$ 25,000
Net capital in excess of minimum requirements ($189,121 - $25,000)		$ 164,121
Ratio of aggregate indebtedness to net capital		.4 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PXP Securities Corp. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2006.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors and Shareholder of
PXP Securities Corp.:

In planning and performing our audit of the financial statements of PXP Securities Corp. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

END